A detailed description of the transactions described in this Letter of Transmittal is contained in the Company’s Circular dated June 25, 2007 mailed to the EMC Securityholders in connection with the special meeting (the ‘‘Meeting’’) that is scheduled to be held on July 31, 2007. You are strongly encouraged to read the Circular before completing this Letter of Transmittal. You may obtain a copy of the Circular under the profile of Energy Metals Corporation at www.sedar.com. You may also request a copy free of charge by contacting Computershare Investor Services Inc. at the address or telephone numbers set out in this Letter of Transmittal. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Circular.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. Computershare Investor Services Inc. (see below for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL
for registered holders (the ‘‘Shareholders’’) of common shares of

ENERGY METALS CORPORATION
(the ‘‘Company’’)

     This Letter of Transmittal is for use by registered holders of common shares (the ‘‘Common Shares’’) of the Company in connection with the proposed arrangement (the ‘‘Arrangement’’) involving the Company and Uranium One Inc. (‘‘Uranium One’’) under which Uranium One proposes to acquire all of the outstanding Common Shares in exchange for 1.15 common shares of Uranium One (the ‘‘Uranium One Shares’’) for each Common Share acquired. No Shareholder will be entitled to receive a fractional Uranium One Share upon or as a result of the Arrangement. The number of Uranium One Shares to be issued to a Shareholder shall be rounded down to the nearest whole number, and no cash or other payment in lieu of fractional shares shall be paid to any such Shareholder under the Arrangement. Shareholders are referred to the Circular which contains important details with respect to the Arrangement. Shareholders are encouraged to carefully review the Circular in its entirety.

     To ensure timely delivery of the certificate(s) representing the Uranium One Shares (the ‘‘Uranium One Certificates’’) that a Shareholder is entitled to under the Arrangement, it is recommended that this Letter of Transmittal, properly completed and signed, together with the certificates representing the Common Shares (the ‘‘Certificates’’) and any other required documentation be delivered by mail, hand or courier to Computershare Investor Services Inc. (the ‘‘Depositary’’) at one of the addresses set forth on the back page of this Letter of Transmittal on or before 5:00 p.m. (Vancouver time) on the business day preceding the Meeting (the ‘‘Deposit Date’’). The Deposit Date will be July 30, 2007 unless the Meeting is postponed or adjourned. Shareholders who do not deliver a properly completed and signed Letter of Transmittal, the Certificates and all other required documentation to the Depositary will not receive the Uranium One Certificate(s) to which they are otherwise entitled, until such documentation is provided.

     Whether or not Shareholders deliver this Letter of Transmittal, the Certificates and all other required documentation to the Depositary, as of 2:00 p.m. (Vancouver time) on the Effective Date, Shareholders will cease to be Shareholders of the Company and, in respect of their Common Shares, will only be entitled to receive the Uranium One Certificates to which they are entitled under the Arrangement or, in the case of Shareholders who properly exercise dissent rights (as described in the Circular), the right to receive fair value for their Common Shares in accordance with the dissent procedures. However, if any Shareholder fails to deliver this Letter of Transmittal, the certificates for Common Shares and all other required documentation to the Depositary on or before the sixth anniversary of the Effective Date, such Shareholder will be deemed to have surrendered such Common Shares to Uranium One for cancellation and such Common Shares will be cancelled.

     DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LAST PAGE HEREOF WILL NOT CONSTITUTE VALID DELIVERY.

     Please carefully read the instructions herein before completing this Letter of Transmittal.

PART 1 — DEPOSIT

TO:	ENERGY METALS CORPORATION
AND TO:	URANIUM ONE INC.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY

     The undersigned hereby irrevocably deposits with the Depositary the enclosed Certificate(s) for exchange and cancellation upon the Arrangement becoming effective. The details of the enclosed Certificate(s) are as follows:

(Please print; if insufficient space, attach a list in the form below)

Certificate Number(s)	Name in which the Certificate is Registered	Number of Common Shares Deposited

TOTAL:

The undersigned hereby:

1.	Represents and warrants that:

(a)

The undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such deposited Common Shares, or any interest therein, to any other person.

(b)

The undersigned, or the person on whose behalf the Common Shares are being deposited, has good title to and is the beneficial owner of the Common Shares being deposited, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

(c)

The undersigned has the full power and authority to execute and deliver this Letter of Transmittal and all information inserted into this Letter of Transmittal by the undersigned is complete and accurate.

(d) The delivery of Common Shares by the undersigned under this Letter of Transmittal does not violate any laws applicable to the undersigned.

2.	Directs the Company, Uranium One and the Depositary:

(a)

To issue or cause to be issued the Uranium One Certificate(s) which the undersigned is entitled to receive under the Arrangement and to send such certificates, as soon as reasonably practicable after the Effective Date, and in any event within the later of three business days after the Effective Date and three business days after the receipt by the Depositary of this Letter of Transmittal, the Certificates and all other required documents, by mail, postage prepaid, in accordance with the instructions given in Box A or Box B below, or to hold such certificates for pick-up in accordance with the instructions given in Box C below.

(b)

If the Arrangement is not completed, to return the Certificates to the undersigned, as soon as reasonably practicable, by first class insured mail, postage prepaid, to the undersigned at the address of the undersigned shown in the register of Common Shares maintained by the Company or the Depositary or, if Box C below has been completed, hold such Certificates for pick-up by the undersigned. The undersigned recognizes that the Company has no obligation pursuant to the instructions given below to transfer any of the undersigned’s Common Shares if the Arrangement is not completed.

3.	Covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the deposit of the Common Shares.

4.

Acknowledges that deposits of Common Shares pursuant to the instructions hereto will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions set forth in the Circular, including the undersigned’s representations and warranties set forth above which, together with the undersigned’s covenants set forth herein, will survive the completion of the Arrangement.

5.

Agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Arrangement will be determined by the Company in its sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation on the Company, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability will be incurred by any of them for failure to give any such notice.

6.

By reason of the use by the undersigned of an English language form of this Letter of Transmittal, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn-up exclusively in the English language. En raison de l’usage d’une version anglaise de cette lettre d’envoi par le soussigne,é ce dernier est reputé eé avoir demandeé que tout contrat attesteé par l’Arrangement, qui est accepteé au moyen de cette lettre d’envoi, de memeˆ que tous les documents qui s’y rapportent, soient redigé esé exclusivement en anglais.

BOX A — ISSUANCE INSTRUCTIONS

Issue Uranium One Certificate(s) in the name indicated below and enter the address indicated below in the share register. (See Instructions 2, 3, 4 and 5; please print or type.)

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

____
(Area Code and Telephone Number — Business Hours)

____
(E-mail Address)

____
(Tax Identification, Social Insurance or Social Security Number)

BOX B — SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the Uranium One Certificate(s) are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A. (See Instructions 2, 3, 4 and 5; please print or type.)

☐ Same address as Box A; or

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

____
(Area Code and Telephone Number — Business Hours)

____
(E-mail Address)

BOX C — SPECIAL PICK-UP INSTRUCTIONS

☐ HOLD FOR PICK UP AT THE OFFICE OF DEPOSITARY AT THE PLACE OF DEPOSIT

BOX D — SIGNATURE GUARANTEE

Signature guaranteed by
(if required under Instruction 3):

____
Authorized Signature

____
Name of Guarantor *(please print or type)*

____
Address *(please print or type)*

____

____
Area Code and Telephone Number

BOX E — SIGNATURE

Dated: ______________________________

____
Signature of Shareholder or Authorized Representative — See Instructions 2, 3 and 4

____
Name of Shareholder *(please print or type)*

____
Name of Authorized Representative, if applicable
(please print or type)

____
Address *(please print or type)*

____

____
Area Code and Telephone Number

____
(E-mail Address)

PART 2 — INSTRUCTIONS

1.	Use of Letter of Transmittal

1.1

To ensure timely delivery of the Uranium One Certificates to which a Shareholder is entitled, it is recommended that this Letter of Transmittal, or a manually signed facsimile copy hereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying Certificate(s) and any other documents required by this Letter of Transmittal, be received by the Depositary at any of the offices specified below on or before the Deposit Date.

1.2

The method used to deliver this Letter of Transmittal, the Certificate(s) and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. The Company recommends that such documents be delivered by hand to the Depositary and a receipt be obtained therefor. However, if such documents are mailed, the Company recommends that registered mail be used and that proper insurance be obtained. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing their Common Shares.

2.	Signatures

2.1

This Letter of Transmittal must be filled in, and Box E must be dated and signed by the holder of the Common Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

2.2

If this Letter of Transmittal is signed by the registered holder of the accompanying Certificate(s), such signature on this Letter of Transmittal must correspond with the name as registered or as written on the face of such Certificate(s) without any change whatsoever, and the Certificate(s) need not be endorsed. If such transmitted Certificate(s) are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

2.3

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying Certificate(s), or if the Uranium One Certificates are to be issued to a person other than the registered holder(s) of the accompanying Certificate(s), if applicable:

(a) Such deposited Certificate(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s); and

(b)

The signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the Certificate(s) and must be guaranteed as noted in Instruction 3 below.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Common Shares, or if the Uranium One Certificates are to be issued to a person other than the registered holder(s), or if the Arrangement is not approved by the Shareholders and the Common Shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Common Shares such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (see Box D). No guarantee is required if the signature is that of an Eligible Institution. An ‘‘Eligible Institution’’ means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any Certificate(s) or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such authority to act. Any of the Company, Uranium One or the Depositary may, at their discretion, require additional evidence of authority or additional documentation.

5.	Delivery Instructions

The box entitled ‘‘Box B — Special Delivery Instructions’’ should be completed only if the address to which the Uranium One Certificates are to be mailed is different from that provided in Box A. If neither Box B nor Box C is completed, any Uranium One Certificates will be mailed to the depositing Shareholder at the address indicated in Box A in this Letter of Transmittal. If Box C is not completed and no address is provided in this Letter of Transmittal, then any Uranium One

Certificates will be mailed to the address of the Shareholder as it appears on the register of Common Shares as of [5:00] p.m. (Vancouver time) on the day preceding the Effective Date.

6.	Lost Certificate(s)

If a Share Certificate has been destroyed, lost or mislaid, a Shareholder should immediately contact the Depositary at 1-800-564-6253 or by e-mail at corporateactions@computershare.com regarding the issuance of a replacement certificate once the Shareholder has satisfied such requirements as may be imposed by the Company or the Depositary in connection with the issuance of the replacement certificate.

7.	28% United States Backup Withholding Tax

In order to avoid backup withholding of United States (‘‘U.S.’’) federal income tax, a U.S. Shareholder (as defined below) surrendering Common Shares in the Arrangement should provide the Depositary with such U.S. Shareholder’s correct taxpayer identification number (‘‘TIN’’) on Substitute Form W-9 in this Letter of Transmittal and certify under penalties of perjury that such TIN is correct, that such U.S. Shareholder is not subject to backup withholding and that such U.S. Shareholder is a U.S. person. If a U.S. Shareholder does not provide a correct TIN or fails to provide the certifications described above, the surrender of Common Shares pursuant to the Arrangement may be subject to backup withholding tax at the rate of 28% and the Depositary may have to sell a sufficient number of the Uranium One Shares to which the U.S. Shareholder would be entitled under the Arrangement to satisfy the withholding tax. All U.S. Shareholders surrendering Common Shares pursuant to the Arrangement should complete and sign Boxes A through E of this Letter of Transmittal and the Substitute Form W-9 to provide the information and certification. U.S. Shareholders who claim exemption from backup withholding because of their status should use the Substitute Form W-9 to claim exemption. Each U.S. Shareholder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

A ‘‘U.S. Shareholder’’ is a beneficial owner of Common Shares that for U.S. federal income tax purposes is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the U.S., or the District of Columbia, (c) a partnership, or any other entity classified as a partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia, (d) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (e) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of a U.S. Shareholder, provided that the required information is timely given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the U.S. Shareholder upon filing a U.S. federal income tax return.

A U.S. Shareholder is required to give the Depositary the TIN (i.e., social security number or employer identification number) of the record owner of the Common Shares. If the Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed ‘‘Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9’’ for additional guidance on which number to report.

The box in Part 3 of the Substitute Form W-9 may be checked if the tendering U.S. Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the U.S. Shareholder must also complete the Certificate of Awaiting Taxpayer Identification Number.

8.	General

8.1

If the space on this Letter of Transmittal is insufficient to list all Certificate(s), additional certificate numbers and numbers of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

8.2	If the Common Shares are registered in different forms (e.g. ‘‘John Doe’’ and ‘‘J. Doe’’), a separate Letter of Transmittal should be signed for each different registration.

8.3	No alternative, conditional or contingent deposits will be accepted.

8.4

Each of the Company and Uranium One reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

8.5	It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

8.6

Questions and requests for assistance may be directed to the Depositary and additional copies of the Circular and this Letter of Transmittal may be obtained without charge from the Depositary at any of the offices at the addresses listed below.

PART 3 — SUBSTITUTE FORM W-9

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. —Social Security numbers have nine digits separated by two hyphens: e.g., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: e.g., 00-0000000. The table below will help determine the number to give the payer.

GIVE THE SOCIAL SECURITY OR EMPLOYER
FOR THIS TYPE OF ACCOUNT:	IDENTIFICATION NUMBER, AS APPLICABLE, OF:

1. Individual’s account	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds,
any one of the individuals(1)
3. Husband and wife (joint account)	The actual owner of the account or, if joint funds,
either person(1)
4. Custodian account of a minor (Uniform Gift to	The minor(2)
Minors Act)
5. Adult and minor (joint account)	The adult or, if the minor is the only contributor, the
minor(1)
6. Account in the name of guardian or committee for	The ward, minor, or incompetent person(3)
a designated ward, minor, or incompetent person
7. a. The usual revocable savings trust account	The grantor-trustee(1)
(grantor is also trustee)
b. So-called trust account that is not a legal or	The actual owner(1)
valid trust under State law
8. Sole proprietorship account	The owner(4)
9. A valid trust, estate, or pension trust	The legal entity (Do not furnish the identifying number
of the personal representative or trustee unless the
legal entity itself is not designated in the account
title.)(5)
10. Corporate account	The corporation
11. Religious, charitable, or educational organization	The organization
account
12. Partnership account held in the name of the	The partnership
business
13. Association, club, or other tax-exempt organization	The organization
14. A broker or registered nominee	The broker or nominee
15. Account with the Department of Agriculture in the	The public entity
name of a public entity (such as a State or local
government, school district, or prison) that receives
agricultural program payments

(1)

List first and circle the name of the person whose number you furnish. (2) Circle the minor’s name and furnish the minor’s social security number. (3) Circle the ward’s, minor’s or incompetent person’s name and furnish such person’s social security number.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)

You must show your individual name, but you may also enter your business or ‘‘doing business as’’ name on the second name line. You may use either your social security number or your employer identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your social security number.

(4)	Show the name of the owner but you may also enter your business or ‘‘doing business as’’ name. You may use either your social security number or your employer identification number (if you have one).

(5)	List first and circle the name of the legal trust, estate, or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

     If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

  A corporation.
  A financial institution.
  An organization exempt from tax under section 501(a), or an individual retirement plan.
  The United States or any agency or instrumentality thereof.
  A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
  A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
  An international organization or any agency, or instrumentality thereof.
  A registered dealer in securities or commodities registered in the United States or a possession of the United States.
  A real estate investment trust.
  A common trust fund operated by a bank under section 584(a).
  An entity registered at all times under the Investment Company Act of 1940.
  A foreign central bank of issue.

     EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE BOX IN PART 4, AND RETURN IT TO THE DEPOSITARY. ALSO SIGN AND DATE THE FORM.

     Certain payments that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under section 6041, 6041A(a), 6045 and 6050A.

PRIVACY ACT NOTICE — Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1)

PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)

CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. — If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)	CRIMINAL PENALTY FOR FALSIFYING INFORMATION. — Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
CONSULTANT OR THE INTERNAL REVENUE SERVICE

(This page has been left blank intentionally.)

     IMPORTANT: TO ENSURE TIMELY DELIVERY OF THE URANIUM ONE CERTIFICATE(S) TO WHICH A SHAREHOLDER IS ENTITLED UNDER THE ARRANGEMENT, IT IS RECOMMENDED THAT THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE HEREOF, TOGETHER WITH THE CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS BE RECEIVED BY THE DEPOSITARY AT ITS OFFICES SET OUT BELOW AT OR PRIOR TO THE DEPOSIT DATE.

COMPUTERSHARE INVESTOR SERVICES INC.

By Regular or Registered Mail	By Regular or Registered Mail
2nd Floor,	9th Floor,
510 Burrard Street	100 University Ave.
Vancouver, British Columbia	Toronto, Ontario
V6C 3B9	M5J 2Y1

By Hand or by Courier Delivery	By Hand or by Courier Delivery
2nd Floor,	9th Floor,
510 Burrard Street	100 University Ave.
Vancouver, British Columbia	Toronto, Ontario
V6C 3B9	M5J 2Y1

For Pick-Up	For Pick-Up
2nd Floor,	9th Floor,
510 Burrard Street	100 University Ave.
Vancouver, British Columbia	Toronto, Ontario
V6C 3B9	M5J 2Y1

     Any questions and requests for assistance may be directed by Shareholders to Computershare Investor Services Inc. at 1-800-564-6253 or by sending an e-mail to corporateactions@computershare.com